

Mail Stop 4628

May 15, 2018

Arthur T. Smith
President and Chief Executive Officer
Berry Petroleum Corporation
5201 Truxtun Ave.
Bakersfield, CA 93309

> **Re:** **Berry Petroleum Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 3, 2018**
> **CIK No. 0001705873**

Dear Mr. Smith:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to our prior comments are to comments in our letter of March 13, 2018.

Prospectus Summary, page 1

Our Company, page 1

1. We reissue our prior comment 1 in part. We note your revised disclosure regarding your assets in the Piceance basin in Colorado. Considering that you continue to disclose that the Piceance basin is 21% of your total proved reserves and 42% of your total proved undeveloped reserves, please disclose that higher drilling and completion costs are associated with these assets, such as including the higher estimated average drilling and completion costs of $1.8 million per well.

Recent Developments, page 11

2.   You disclose that, in April 2018, you acquired two leases and a lease option on
        approximately 700 acres of land in the north Midway-Sunset field. As part of this
        acquisition, you further disclose that you assumed a drilling commitment of
        approximately $34.5 million over a 5-year term and could assume a further commitment
        if you exercise your option. Please provide more details regarding this transaction,
        including:
        •   the parties and consideration involved. Please also file a copy of this agreement
            as an exhibit or explain why it is not required to be filed. Refer to
            601(b)(10)(ii)(B) of Regulation S-K; and
        •   Explain if the drilling commitment is reflected in your 2018 capital expenditures
            by area as disclosed on page 69.

Use of Proceeds, page 50

3.   We note that you intend to use all the net proceeds from your offering for "general
        corporate purposes." If you have any current specific plans for such proceeds, please
        identify each such plan and quantify the amount of proceeds to be allocated to each such
        plan. If you do not have any current specific plans for such proceeds, please so state and
        discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial
statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202)
551-3699 with questions about engineering comments. Please contact Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-
3271 with any questions.

                                                Sincerely,

                                                /s/ John Reynolds

                                                John Reynolds
                                                Assistant Director
                                                Office of Natural Resources

cc: Douglas E. McWilliams, Esq.
        Vinson & Elkins LLP